AMERICAN SCIENTIFIC RESOURCES, INCORPORATED
1112 Weston Road, Unit 278
Weston, Florida 33326
(847) 386-1384

May 5, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Scientific Resources, Incorporated
Registration Statement on Form S-1
Filed February 14, 2011
File No. 333-172247

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Scientific Resources, Incorporated. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-172247), together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement to enable the Company to pursue financing options. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, David Manno of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

AMERICAN SCIENTIFC RESOURCES, INCORPORATED

By:	/s/ Christopher F. Tirotta
Christopher F. Tirotta
Chief Executive Officer